================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*

                            HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

William D. Savoy                           Alvin G. Segel, Esq.
Vulcan Ventures Incorporated               Irell & Manella LLP
110 - 110th Avenue N.E., Suite 550         1800 Avenue of the Stars
Bellevue, WA 98004                         Suite 900
(206) 453-1940                             Los Angeles, CA 90067
                                            (310) 277-1010

Curtis S. Shaw, Esq.                       Leigh P. Ryan, Esq.
Charter Communications Ventures, LLC       Paul, Hastings, Janofsky & Walker LLP
12405 Powerscourt Drive, Suite 100         399 Park Avenue, 31st Fl.
St. Louis, MO 63131                        New York, NY 10022
(314) 965-0555                              (212) 318-6000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 28, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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


---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 2 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
--------------------------------------------------------------------------------
                                    7.  SOLE VOTING POWER
    NUMBER OF
                                        -0- SHARES
    SHARES                    --------------------------------------------------
                                    8.  SHARED VOTING POWER
  BENEFICIALLY
                                        27,798,278 SHARES (1)
 OWNED BY EACH                --------------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
   REPORTING
                                        -0- SHARES
    PERSON                    --------------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
     WITH
                                        27,798,278 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,798,278 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                               [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.9% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form
     10-Q filed with the Securities and Exchange Commission on August 14,
     2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 3 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paul G. Allen
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES            ---------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                37,750,198 SHARES (1)
  OWNED BY EACH        ---------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON           ---------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
       WITH
                                 37,750,198 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,750,198 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form
     10-Q filed with the Securities and Exchange Commission on August 14,
     2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
(1) 27,798,278 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Such shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated. The reported shares also include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 4 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Ventures, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES             --------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH         --------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON            --------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form
     10-Q filed with the Securities and Exchange Commission on August 14,
     2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described below.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 5 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holdings, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES             --------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH         --------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON            --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications Holdings, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described below.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 6 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holding Company, LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS *

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                          [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES             --------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH         --------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON            --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.5% based on 58,809,052 shares of common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC has agreed to purchase pursuant to the Stock Purchase Agreement described below.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 7 of 18 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                         [_]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
     NUMBER OF
                                -0- SHARES
     SHARES             --------------------------------------------------------
                           8.   SHARED VOTING POWER
   BENEFICIALLY
                                9,951,920 SHARES (1)
  OWNED BY EACH         --------------------------------------------------------
                           9.   SOLE DISPOSITIVE SHARES
    REPORTING
                                -0- SHARES
      PERSON            --------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER
       WITH
                                9,951,920 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,951,920 SHARES (1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5% based on 58,809,052 shares of common stock outstanding as of June
     30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
(1) The reported shares include 2,575,153 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications, Inc. Charter Communications, Inc. may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect on the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated that Charter Communications Holdings Company LLC, an affiliate of Charter Communications, Inc., has agreed to purchase pursuant to the Stock Purchase Agreement described below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 8 of 18 Pages
---------------------                                       --------------------


                                  SCHEDULE 13D

      This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen", and together with Vulcan Ventures and the Charter Reporting Persons, the "Reporting Persons"), constitutes Amendment No. 6 to the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999, on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999, Amendment No. 3 filed with the SEC on November 17, 2000, Amendment No. 4 filed with the SEC on December 13, 2000 and Amendment No. 5 filed with the SEC on August 1, 2001. The Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

      Each of the Reporting Persons acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

ITEM 2.        IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13D is hereby amended to reflect the following:

          o Jerald L. Kent and William D. Savoy are no longer directors of the Issuer;

          o The address of each officer and director described in Item 2 of prior Amendments to the Schedule 13D who listed his or her business address as Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131 is now Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131; and

          o An additional paragraph describing an executive officer of the Charter Reporting Persons is added as follows:

                  Majid R. Mir, Charter Communications, Inc., 12405 Powerscourt
             Drive, St. Louis, Missouri 63131. Mr. Mir is Senior Vice President
             - Telephony and Advanced Services of Charter Communications, Inc.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 of the Schedule 13D is hereby amended by adding the following:

          On September 28, 2001, Charter Holdco agreed to purchase 38,0000 shares of Series D Preferred Stock from Vulcan Ventures pursuant to the Stock Purchase Agreement described below. Charter Holdco intends to fund its purchase of the Series D Preferred Stock from its working capital.

ITEM 4.        PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended by adding the following:

Asset Purchase Agreement

          On September 28, 2001, the Issuer and Charter Holdco entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of September 28, 2001, pursuant to which the Issuer agreed to sell to Charter Holdco substantially all of the Issuer's assets, and Charter Holdco agreed to assume certain of the Issuer's liabilities, related to the Issuer's business of providing high speed internet access to Charter's residential and commercial customers via cable modems (the "Cable Modem Business") pursuant to two Network Services Agreements, one dated November 25, 1998 (the "Full Turnkey Agreement") and the other dated as of May 12, 2000 (the "Second NSA Agreement" and together with the Full Turnkey Agreement, the "Network Services Agreements").

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                      Page 9 of 18 Pages
---------------------                                       --------------------


          Purchase Price


          The purchase price for the acquired assets is $81,100,000 in cash, subject to adjustment as described below, 75,000 shares of the Issuer's Series D Preferred Stock together with the cancellation of any rights to dividends with respect to such shares, and the cancellation of all warrants to buy shares of the Issuer's common stock held by Charter Holdco. The 75,000 shares of Series D Preferred Stock include the shares to be acquired by Charter Holdco from Vulcan Ventures pursuant to the Stock Purchase Agreement described below.

           Purchase Price Adjustment

          At closing, Charter Holdco will hold back $750,000 for purposes of purchase price adjustments described in the following three paragraphs (the "Adjustment Holdback"). Charter Holdco will also hold back $4,000,000 for purposes of settling indemnity claims under the Asset Purchase Agreement (the "Indemnification Holdback").

          The purchase price will be increased at closing by the amount of current assets acquired by Charter Holdco, which will include items such as (i) certain accounts receivable from Charter Holdco related to the Second NSA Agreement, (ii) certain security deposits and prepayments and (iii) certain receivables from customers of the Cable Modem Business.

          The purchase price will be decreased at closing by the sum of (i) the liabilities assumed by Charter Holdco under the capital leases assumed as part of the acquired assets, (ii) certain current liabilities incurred on or prior to closing related to the Cable Modem Business, including accounts payable, (iii) accrued costs related to employees of the Issuer to be hired by Charter Holdco, and (iv) certain charges payable by the Issuer to Charter Holdco in connection with the pre-closing operation of the Cable Modem Business.

          Any decreases in the purchase price will be made first from the Adjustment Holdback and all adjustments to the purchase price will be made at or following closing.

           Covenants and Agreements of the Issuer and Charter Holdco

          Among other covenants, the Issuer agreed that it would conduct the Cable Modem Business in the ordinary course until closing and use commercially reasonable efforts to preserve the acquired assets and the Cable Modem Business and relationships with persons with whom it has significant business dealings in connection with the Cable Modem Business.

          The parties agreed that Launch Fees payable by the Issuer to Charter Holdco under the Second NSA Agreement will not be payable unless the Asset Purchase Agreement is terminated in accordance with its terms. The parties also agreed that the Second NSA Agreement will terminate upon closing and that Charter HoldCo will use its best efforts to cause the Full Turnkey Agreement to terminate as of the closing without liability to any party thereto.

           Conditions to Closing

          The closing of the Asset Purchase Agreement is subject to a number of conditions, including approval by (i) the holders of at least a majority of the Issuer's preferred and common stock, voting together as a single class (with the Series D Preferred Stock voting on an "as converted to common stock" basis),
(ii) the holders of at least two-thirds of the Series D Preferred Stock, voting separately as a single class and (iii) the holders of at least a majority of the Issuer's preferred and common stock actually voting on the transaction other than Charter Holdco, Vulcan Ventures, or any of their respective affiliates, or any officers and directors of the Issuer that are entitled to receive a payment in the nature of compensation contingent upon consummation of the transactions (with the Series D Preferred Stock voting on an "as converted to common stock" basis).

          The holders of over 51% of the Issuer's issued and outstanding common and preferred stock, counted together as a single class (including Charter Holdco, Vulcan Ventures and their affiliates and executive officers and directors of the Issuer), and the holders of all the Issuer's Series D Preferred Stock have agreed to vote in favor of the Asset Purchase Agreement. See "Voting Agreement" below. The holders of common stock and preferred stock of the Issuer other than Charter Holdco, Vulcan Ventures, and their respective affiliates, and the executive officers and directors of the Issuer are not parties to or otherwise bound by the Voting Agreement; such holders will be afforded an opportunity to consider the transaction at a special meeting of the stockholders of the Issuer.

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 10 of 18 Pages
---------------------                                       --------------------


          Closing is also conditioned upon termination of the Hart-Scott-Rodino waiting period and the absence of any material adverse change in the acquired assets or the Cable Modem Business.

          Termination

          If the Asset Purchase Agreement is terminated due to a party's negligent or willful failure to perform its obligations, that party must pay the reasonable out-of-pocket expenses incurred by the other party prior to the date of termination, including legal and banking fees, together with certain fees and expenses chargeable under the Management Agreement. See "Management Agreement" below.

          The Issuer has the right to entertain unsolicited acquisition proposals that the Issuer's board of directors determines in its good faith judgment are more favorable to the Issuer's stockholders than the Asset Purchase Agreement and to terminate the Asset Purchase Agreement if the Issuer enters into a definitive agreement providing for such an alternative acquisition. The Asset Purchase Agreement does not provide for the payment of breakup fees or other penalties if the Issuer accepts such an alternative acquisition proposal; however, Charter Holdco will be entitled to reimbursement of its reasonable out-of-pocket expenses prior to the date of termination, including legal and banking fees, together with certain fees and expenses chargeable under the Management Agreement.

          The Asset Purchase Agreement may also be terminated by the Issuer or Charter Holdco if the closing has not occurred on or prior to March 31, 2002.

          Indemnification

          The Issuer agreed to indemnify Charter Holdco against all claims arising from breaches of its representations, warranties or covenants, the excluded liabilities or the pre-closing operation of the Cable Modem Business. The Issuer's pre-closing covenants and representations and warranties will survive for a period of eighteen months after the closing, except that representations and warranties regarding title to the acquired assets will survive in perpetuity, the representations and warranties related to taxes will survive until after the statue of limitations has expired with respect to claims thereto and representations and warranties with respect to certain benefit plans and environmental matters will survive for twenty-four months after the closing.

          The Issuer will have no liability for claims arising from breaches of its representations, warranties or pre-closing covenants unless the damages in the aggregate for such breaches exceed $250,000, in which case, Charter Holdco is entitled to reimbursement from the first dollar of such damages. In addition, payments for damages related to claims arising from breaches of the Issuer's representations, warranties or pre-closing covenants will be made solely from and only to the extent of the $4,000,000 Indemnification Holdback.

          Charter Holdco is entitled to reimbursement from the first dollar of damages related to breaches of post-closing covenants, the representations and warranties related to title, taxes, certain benefit plans and environmental matters, the excluded liabilities, the operation of the Cable Modem Business before the closing and actual common law fraud, and such damages are not limited to the $4,000,000 Indemnification Holdback.

          Twelve months after closing, $2 million of the Indemnification Holdback will be released to the Issuer, less the aggregate amount of indemnification claims previously satisfied from the Indemnification Holdback and any pending indemnification claims, and the balance, less previously paid and any pending indemnification claims, will be released to the Issuer eighteen months after the closing.

          The foregoing description of the Asset Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1.

Management Agreement

          In connection with the Asset Purchase Agreement, the Issuer and Charter entered into a Services and Management Agreement (the "Management Agreement") pursuant to which the Issuer agreed to allow Charter to perform certain services previously performed by the Issuer under a the Network Services Agreements.

          Services

          In the Management Agreement, Charter agreed to perform the services described in the Full Turnkey Agreement relating to the installation of internet access to Charter's residential and commercial subscribers. Charter also agreed to procure, at





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---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 11 of 18 Pages
---------------------                                       --------------------


its cost, after deployment of the modems owned by the Issuer at the CMB sites or in transit (the "Modem Inventory"), the cable modems necessary for such installation services. The Issuer and Charter agreed that they would each have the right to perform, at their respective costs, the marketing of internet access service to Charter's subscribers.

          In the Management Agreement, the parties agreed that Charter would have the right, at its option, to perform certain additional services in order to facilitate the transition of the Cable Modem Business operations from the Issuer to Charter Holdco. These additional services included Charter's right to participate in policy-making by the Issuer relating to the customer care and operation of the Issuer's Louisville, Kentucky network operations center, the responsibility for making decisions relating to pursuit, termination and prioritization of the Cable Modem Business projects relating to engineering design and information systems infrastructure and operation, determining which employees will be assigned to perform any of the services covered under the Management Agreement, formulating and supervising programs, policies and procedures relating to the Cable Modem Business and establishing and directing the technical standards and procedures related to the Cable Modem Business.

          Installation and Marketing Fees

          In connection with Charter's performance of the installation and marketing services described above, the Issuer agreed to pay Charter the following amounts for each new subscriber connection added during the period expiring when neither of the Network Services Agreements is in effect or the Management Agreement is earlier terminated according to its terms: an installation fee of $115, a marketing fee of $50, $150 for each Com 21 modem installed and $100 for each DOCSIS modem installed (other than modems obtained from the Modem Inventory). These amounts accrue as a liability of the Issuer during the pre-closing period. If the Asset Purchase Agreement closes, the amounts due to Charter will be waived by Charter. If the Management Agreement is terminated prior to termination of the Asset Purchase Agreement, accrued amounts will not be payable until the earlier of closing of the Asset Purchase Agreement (in which case the amounts accrued are waived) or termination of the Asset Purchase Agreement, in which case the amounts accrued become immediately due and payable to Charter.

          Incremented Costs

          In the Management Agreement, Charter agreed to pay all costs and expenses ("incremental costs") incurred by the Issuer to the extent relating to and arising out of Charter's exercise of its right to perform the additional services described above. However, Charter's reimbursement obligation does not extend to costs incurred by the Issuer in conducting the Cable Modem Business in the ordinary course as required in the Asset Purchase Agreement or to costs that the Issuer would have incurred even without Charter's performance of such additional services. If incremental costs are less than or equal to $100,000, Charter must pay the Issuer for those incremental costs at the closing of the Asset Purchase Agreement. Amounts in excess of $100,000 are payable by Charter within 30 days of being invoiced for such costs. If the Issuer terminates the Management Agreement for reasons other than breaches of the Agreement by Charter or other misconduct by Charter, Charter does not have to pay any remaining outstanding incremental costs.

          The foregoing description of the Management Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Management Agreement, a copy of which is filed herewith as Exhibit 10.2.

          Billing Letter Agreement

          In addition, Charter has elected under the November 25, 1998 Network Services Agreement to assume responsibility to bill cable subscribers and collect revenues in connection with the Cable Modem Business. The Issuer has agreed to assist Charter in the transition of this billing function from the Issuer to Charter, to deliver certain of its databases it used in the billing function, to make technical support personnel available to Charter and to provide Charter to free access to the Issuer's data exchange/software interface.

License Agreement

          In connection with the Asset Purchase Agreement, the Issuer, HSA International, Inc., a subsidiary of the Issuer (referred to collectively with the Issuer), and Charter Holdco entered into a License Agreement (the "License Agreement") pursuant to which Charter Holdco granted the Issuer rights to use certain intellectual property to be sold by the Issuer to Charter Holdco under the Asset Purchase Agreement in the conduct of the Issuer's remaining businesses.

          Licensed Rights

          These rights include domestic (U.S.) and international (non-U.S.) software tools licenses which are royalty-free, non-transferable and non-sublicensable licenses in HSA-created aspects and software for specified applications.





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---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 12 of 18 Pages
---------------------                                       --------------------


          The Issuer may only use the domestic license in the operation of its U.S. web-hosting and broadband ISP business to facilitate the winding down of those businesses. The Issuer may only use the international license in the operation of its non-U.S. consulting and Internet service provisioning activities. The Issuer agreed that it would not use either license or related intellectual property rights in any manner that competes with the business of Charter Holdco or its affiliates.

          License Term

          The domestic license expires on the earlier of (i) such time as the Issuer ceases its domestic ISP and web-hosting activities and (ii) June 30, 2002. The international license expires three years from the date of the closing of the Asset Purchase Agreement.

          Ownership of Licensed Property

          The Issuer agreed to use the rights to be licensed from Charter Holdco in a manner conforming with the Issuer's customary uses and with applicable law. Except to the extent of the grant of the licensed rights, Charter Holdco is the sole and exclusive owner of all right, title and interest in the software tools and international intellectual property rights and all portions and copies thereof. The Issuer agreed that it would do nothing to impair Charter Holdco's ability to operate the Cable Modem Business.

          The foregoing description of the License Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the License Agreement, a copy of which is filed herewith as Exhibit 10.3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          (a) As of the date of this Amendment, Vulcan Ventures, Mr. Allen and each of the Charter Reporting Persons beneficially own 27,798,278 shares, 37,750,198 shares and 9,951,920 shares, respectively, of the Issuer's common stock. Such shares include 7,576,139 shares and 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares and 37,000 shares of Series D Preferred Stock held by Vulcan Ventures and Charter Ventures, respectively, and the shares of common stock issuable upon exercise of the 2,575,153 warrants held by Charter. The above conversion numbers for the Series D Preferred Stock are based on a liquidation preference of $1,000 per share of Series D Preferred Stock and a conversion price of $5.01875 per share of common stock.

          Vulcan Ventures', Mr. Allen's and the Charter Reporting Persons' stockholdings, assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock and exercise of the warrants, represent approximately 41.9%, 49.5% and 14.5%, respectively, of the shares of the Issuer's common stock outstanding, including shares issuable on such conversion and exercise.

          Upon consummation of the transactions contemplated by the Asset Purchase Agreement and the Stock Purchase Agreement, including the transfer of 38,000 shares of Series D Preferred Stock by Vulcan Ventures to Charter Holdco pursuant to the Stock Purchase Agreement and the subsequent transfer of all 75,000 shares of Series D Preferred Stock then held by Charter Holdco to the Issuer and the cancellation of the Charter Warrants (as defined in the Asset Purchase Agreement) pursuant to the Asset Purchase Agreement, Vulcan Ventures and Mr. Allen will each beneficially own 20,222,139 shares of the Issuer's common stock, which will represent approximately 34.4% of the Issuer's common stock then outstanding, and none of the Charter Reporting Persons will hold any securities of the Issuer. But see Items 4 and 6 for a description of termination provisions and conditions to closing of the Asset Purchase Agreement and the Stock Purchase Agreement.

          All of the percentages set forth in this Item 5(a) are based upon 58,809,052 shares of the Issuer's common stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2001.

          To the best knowledge of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

          William D. Savoy, Vice President and a Director of Vulcan Ventures and a Director of Charter, Charter Holdco, and Charter Holdings, beneficially owns immediately exercisable options to acquire 40,750 shares of the Issuer's common stock. Mr. Savoy resigned as a Director of the Issuer on July 30, 2001. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such options.

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CUSIP NO. 42979U-102                 13D                     Page 13 of 18 Pages
---------------------                                       --------------------


          Jerald L. Kent, President, Chief Executive Officer and a Director of the Charter Reporting Persons, beneficially owns 8,000 shares of the Issuer's common stock and immediately exercisable options to acquire 50,375 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

          David G. Barford, Executive Vice President and Chief Operating Officer of the Charter Reporting Persons, beneficially owns 5,769 shares of the Issuer's common stock as the sole trustee of a family trust. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

          Thomas R. Jokerst, Senior Vice President - Advanced Technology Development of the Charter Reporting Persons, beneficially owns 30,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

          David L. McCall, Senior Vice President of Operations - Eastern Division of the Charter Reporting Persons, beneficially owns 2,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

          Steven A. Schumm, Executive Vice President, Assistant to the President of the Charter Reporting Persons, beneficially owns 2,300 shares of the Issuer's common stock, 1,150 shares of which are owned jointly with his wife and 1,150 shares of which are subject to a trust for the benefit of his mother of which he is the trustee. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

          Stephen E. Silva, Senior Vice President - Corporate Development and Technology of the Charter Reporting Persons, beneficially owns 19,250 shares of the Issuer's common stock and immediately exercisable options to acquire 41,463 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

          (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to all of the shares of the Issuer's common stock and Series D Preferred Stock owned directly by Vulcan Ventures (including the shares of common stock issuable upon conversion of the Series D Preferred Stock). Mr. Allen and the Charter Reporting Persons have shared dispositive power with respect to all of the shares of the Issuer's common stock issuable upon the exercise of all warrants held by Charter and shared dispositive and voting power with respect to all of the shares of Series D Preferred Stock held by Charter Ventures (including the shares of common stock issuable upon conversion of the Series D Preferred Stock).

          (c) None of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons have, nor, to the knowledge of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons, have any of Vulcan Ventures' or the Charter Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock or Series D Preferred Stock during the past sixty days.

          (d) Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock directly owned by Vulcan Ventures, Mr. Allen or the Charter Reporting Persons.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended by adding the following:

Stock Purchase Agreement

          In connection with the transactions contemplated by the Asset Purchase Agreement, Vulcan Ventures and Charter Holdco entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Charter Holdco will purchase from Vulcan Ventures 38,000 shares of the Issuer's Series D Preferred Stock, which represents all of the Issuer's Series D Preferred Stock owned by Vulcan Ventures. The purchase price will be $8 million in cash.





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---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 14 of 18 Pages
---------------------                                       --------------------


          The closing of the sale of the Series D Preferred Stock under the Stock Purchase Agreement will occur immediately prior to the closing of the Asset Purchase Agreement.

          The Stock Purchase Agreement terminates if the Asset Purchase Agreement terminates.

          The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.4.



Voting Agreement

          In connection with the Asset Purchase Agreement, the Issuer, Charter Ventures, Vulcan Ventures and the directors of the Issuer entered into a Voting Agreement (the "Voting Agreement") pursuant to which all parties agreed to vote all shares of the Issuer's common stock and/or preferred stock which they held in favor of the Asset Purchase Agreement and against any competing acquisition proposal.

          The shares of preferred and common stock held by the parties to the Voting Agreement as of the date hereof represent approximately 51.4% of the Issuer's total issued and outstanding voting stock (assuming conversion of all 75,000 shares of Series D Preferred Stock) and 100% of the Series D Preferred Stock. The holders of common stock and preferred stock of the Issuer other than Charter Holdco, Vulcan Ventures, and their respective affiliates, and the executive officers and directors of the Issuer, are not parties to or otherwise bound by the Voting Agreement; such holders will be afforded an opportunity to consider the transaction at a special meeting of the stockholders of the Issuer.

          The Voting Agreement terminates if the Asset Purchase Agreement terminates.

          The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 10.5.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended by adding the following:

         Exhibit 10.1: Asset Purchase Agreement, dated as of September 28, 2001, between High Speed Access Corp. and Charter Communications Holding Company, LLC (including as Exhibit A, the Form of Voting Agreement, as Exhibit B, the form of Management Agreement, as Exhibit C, the form of License Agreement, and as Exhibit D, the Form of Billing Letter Agreement).

         Exhibit 10.2: Services and Management Agreement, dated as of September 28, 2001, between High Speed Access Corp. and Charter Communications, Inc.

         Exhibit 10.3:            License Agreement, dated as of
                                  September 28, 2001, between High Speed Access Corp., HSA International, Inc. and Charter Communications Holding Company, LLC.

         Exhibit 10.4: Stock Purchase Agreement, dated as of September 28, 2001, by and among Vulcan Ventures Incorporated and Charter Communications Holding Company, LLC.

         Exhibit 10.5:            Voting Agreement, dated as of
                                  September 28, 2001, between High Speed Access Corp, Charter Communications Ventures, LLC, Vulcan Ventures Incorporated and

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 15 of 18 Pages
---------------------                                       --------------------


                                  certain directors party thereto.

         Exhibit 99.1: Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A, Amendment No. 3, filed November 17, 2000).

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 16 of 18 Pages
---------------------                                       --------------------


                                 EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION

Exhibit 10.1:               Asset Purchase Agreement, dated as of
                            September 28, 2001, between High Speed Access Corp. and Charter Communications Holding Company, LLC relating to the sale of assets by High Speed Access Corp (including as Exhibit A, the Form of Voting Agreement, as Exhibit B, the form of Management Agreement, as Exhibit C, the form of License Agreement, and as Exhibit D, the Form of Billing Letter Agreement).

Exhibit 10.2: Services and Management Agreement, dated as of September 28, 2001, between High Speed Access Corp. and Charter Communications, Inc.

Exhibit 10.3: License Agreement, dated as of September 28, 2001, between High Speed Access Corp., HSA International, Inc. and Charter Communications Holding Company, LLC.

Exhibit 10.4:               Stock Purchase Agreement, dated as of
                            September 28, 2001, by and among Vulcan Ventures Incorporated and Charter Communications Holding Company, LLC.

Exhibit 10.5: Voting Agreement, dated as of September 28, 2001, between High Speed Access Corp, Charter Communications Ventures, LLC, Vulcan Ventures Incorporated and certain directors party thereto.

Exhibit 99.1:               Joint Filing Statement (incorporated by reference to
                            Exhibit 99.1 to the Reporting Persons' Schedule 13D/A, Amendment No. 3, filed November 17, 2000).





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CUSIP NO. 42979U-102                 13D                     Page 17 of 18 Pages
---------------------                                       --------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2001              VULCAN VENTURES INCORPORATED



                                        By:  /s/ William D. Savoy
                                             --------------------------
                                             Name:  William D. Savoy
                                             Title: Vice President


Dated:  September 28, 2001                              *
                                         ---------------------------
                                         Paul G. Allen


                                         *By:/s/ William D. Savoy
                                             -----------------------
                                         William D. Savoy as Attorney in Fact
                                         for Paul G. Allen pursuant to a Power
                                         of Attorney filed on August 30, 1999,
                                         with the Schedule 13G of Vulcan
                                         Ventures Incorporated and Paul G. Allen
                                         for Pathogenesis, Inc., and
                                         incorporated herein by reference


Dated:  September 28, 2001              CHARTER COMMUNICATIONS VENTURES, LLC



                                        By:  /s/ Curtis S. Shaw
                                             -----------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  September 28, 2001              CHARTER COMMUNICATIONS HOLDINGS, LLC



                                        By:  /s/ Curtis S. Shaw
                                             -----------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Dated:  September 28, 2001              CHARTER COMMUNICATIONS HOLDING COMPANY,
                                         LLC



                                        By:  /s/ Curtis S. Shaw
                                             -----------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

---------------------                                       --------------------
CUSIP NO. 42979U-102                 13D                     Page 18 of 18 Pages
---------------------                                       --------------------



Dated:  September 28, 2001              CHARTER COMMUNICATIONS, INC.



                                        By:  /s/ Curtis S. Shaw
                                             -----------------------
                                             Name:  Curtis S. Shaw
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary